1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 14, 2022

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,537

Dear Ms. O’Neal:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,537 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares iBonds Dec 2032 Term Corporate ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 24, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example with the comment response letter for the Fund, which should be filed at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example and has filed the comment response letter for the Fund at least one week before effectiveness.

Comment 2: Please confirm that the Fund does not anticipate incurring Acquired Fund Fees and Expenses (“AFFE”) in excess of 0.01% of the average net assets of the Fund.

Response: The Trust respectfully submits that the Fund currently does not anticipate incurring AFFE in excess of 0.01% of the average net assets of the Fund. If, at a later date, it is determined that the Fund will incur AFFE in excess of 0.01%, the Trust will update the Fees and Expenses table in the prospectus accordingly.

Securities and Exchange Commission

June 14, 2022

Comment 3: Please confirm that for purposes of the 80% test disclosed on page S-3 of the Prospectus, cash and cash equivalents will not be included as part of the 80% portion of the test.

Response: The Trust confirms that cash and cash equivalents will not be included as part of the 80% portion of the test disclosed on page S-3.

Comment 4: Please reorder the principal risks in order of importance rather than listing all of the risks alphabetically; ensure that risks are tailored to the Fund and that the disclosure states the Fund is not appropriate for certain investors, if applicable. (Please see ADI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

The Trust confirms that the risk factors listed in the Fund’s prospectus are specifically tailored to the Fund. The Trust respectfully directs the Staff’s attention to the “More Information About the Fund” section of the Prospectus, which discloses that “The Fund invests in a particular segment of the securities markets and seeks to track the performance of a securities index that is not representative of the market as a whole. The Fund is designed to be used as part of broader asset allocation strategies. Accordingly, an investment in the Fund should not constitute a complete investment program.” In addition, the Trust respectfully notes that the Concentration Risk disclosure in the sections titled “Summary of Principal Risks” and “A Further Discussion of Principal Risks” discloses that “The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class.” The Trust believes that these disclosures substantively address the Staff’s comment to include disclosure that the Fund is not appropriate for certain investors.

Comment 5: Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) the acceptance of the basket would have certain adverse tax consequences; and (vi) the acceptance of the basket would otherwise, in the discretion of the Trust, have an adverse effect on the Fund or the rights of Beneficial Owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in

Securities and Exchange Commission

June 14, 2022

the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust will delete the word “absolute” as suggested by the Staff. However, the Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Trust operated with relief from the same provisions of the 1940 Act for which Rule 6c-11 provides relief for the last 21 years. Prior to the adoption of Rule 6c-11, the Trust relied upon exemptive orders from the Commission that were based upon applications which included identical reservations to those listed above for a fund covered by such orders to reject a creation order. Consistent with the longstanding exemptive orders, the Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an exchange-traded fund (“ETF”) may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the Fund. In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]” The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]” The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

Securities and Exchange Commission

June 14, 2022

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Trust also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act, and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

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Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Marisa Rolland

Michael Gung

Nick Cordell

George Rafal

Luis Mora

John Rupp